News Release

BROOKFIELD ANNOUNCES RESET DIVIDEND RATE
ON ITS SERIES 9 PREFERRED SHARES

Toronto, October 11, 2006 - Brookfield Asset Management Inc. (NYSE/TSX: BAM) today announced that the dividend rate on its Class A Preference Shares, Series 9 (the “Series 9 Preferred Shares”) (TSX:BAM.PR.G) for the five years commencing November 1, 2006 and ending October 31, 2011 will be reset at 4.35% per annum. This represents 108% of the interpolated yield, calculated as of October 11, 2006 at 10:00 a.m. (Toronto time), on the 3.75% Government of Canada bond due September 1, 2011 and the 5.25% Government of Canada bond due June 1, 2012. The dividend will be payable quarterly on the first day of February, May, August and November, commencing with the dividend payable on February 1, 2007.

The annual rate currently paid on the company’s Series 9 Preferred Shares is 5.63%. The final quarterly dividend payable at this rate will be paid on November 1, 2006 to shareholders of record on October 15, 2006.

Conversion Rights

Holders of Brookfield’s Series 9 Preferred Shares have the right to convert, at their option, all or part of their Series 9 Preferred Shares on a one-for-one basis into the company’s Class A Preference Shares, Series 8 (the “Series 8 Preferred Shares”) (TSX:BAM.PR.E) effective November 1, 2006. The deadline for exercising this conversion privilege is 5:00 p.m. (Toronto time) on Wednesday, October 18, 2006. Holders of the Series 9 Preferred Shares who do not elect to convert their shares by this date will retain their Series 9 Preferred Shares and will receive the reset fixed-rate dividend as described above.

Holders of Brookfield’s Series 8 Preferred Shares also have the right to convert, at their option, all or part of their Series 8 Preferred Shares on a one-for-one basis into the company’s Series 9 Preferred Shares effective November 1, 2006. The deadline for exercising this conversion privilege is 5:00 p.m. (Toronto time) on Wednesday, October 18, 2006. Holders of the Series 8 Preferred Shares who do not elect to convert their shares by this date will retain their Series 8 Preferred Shares and will continue to receive a floating-rate dividend based on the prime rate.

Holders of the company’s Series 8 and Series 9 Preferred Shares will again have the opportunity to convert their shares into the other series on November 1, 2011 and every five years thereafter.

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Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has over $50 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM.

For more information, please visit our web site at www.brookfield.com or contact:

Katherine C. Vyse Senior Vice-President, Investor Relations and Communications Tel: 416-369-8246 e-mail: kvyse@brookfield.com

Note: This press release may contain forward-looking information and other “forward looking statements”, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The word “will” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may impact trends implied by such forward-looking statements, namely the growth in investor interest in Brazil. Factors that could cause actual results to differ materially from those set forward in the forward- looking statements include general economic conditions, interest rates and other risks detailed from time to time in documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise